05010553

UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 8, 2005

Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2005
WASH. D.C. 192

SUPPL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

August 8, 2005

To Whom It May Concern:

UFJ Holdings, Inc.

Consolidated Financial Information

for the 1st Quarter of the Fiscal Year Ending March 31, 2006

FINANCIAL HIGHLIGHTS

(Millions of Yen) (Yen for data per share)		1st Quarter of the Fiscal Year ending March 31, 2006 (Unaudited)	(percentage change)	1st Quarter of the Fiscal Year ended March 31, 2005 (Unaudited)	(percentage change)	Fiscal Year ended March 31, 2005 (For Reference)
OPERATING RESULTS						
Total Revenues		570,962	(-5.9%)	607,054	(- %)	2,616,719
Income (Loss) before Income Taxes		168,225	(- %)	(80,971)	(- %)	(234,542)
Net Income (Loss)		163,527	(- %)	(91,583)	(- %)	(554,532)
Net Income (Loss) per Share		31,704.57		(18,000.67)		(108,332.61)
BALANCE SHEETS						
Total Assets	(A)	83,785,505		85,887,249		82,553,660
Stockholders' Equity	(B)	1,353,992		1,549,062		1,180,098
Ratio of Stockholders' Equity	(B)/(A)	1.6%		1.8%		1.4%
Stockholders' Equity per Share		(12,726.00)		14,437.07		(46,437.47)

FORECASTS FOR THE SIX MONTHS ENDING SEPTEMBER 30, 2005 (CONSOLIDATED)

(Millions of Yen)

Total Income	1,080,000
Ordinary Profit	260,000
Net Income (Loss)	140,000

(Reference) Forecasted net income per share : JPY 27,140.69

Notes: Figures etc. are not audited by independent auditors.
Figures are truncated rather than rounded.
UFJ Holdings and its subsidiary banks will dissolve at the time of merger with Mitsubishi Tokyo Financial Group, Inc. (MTFG) and its subsidiary banks planned in October, 2005. Therefore we announce only forecast of interium financial results ending Sept. 30, 2005.
Half-year forecasts are same as those announced on May 25, 2005.

EXHIBIT

Adoption of simplified accounting procedure

The 1st quarter financial information is prepared pursuant to the standards for the preparation of consolidated interim reports etc. Simplified accounting methods are partly adopted as long as such methods do not mislead decisions made by investors and other stake holders. Details are exemplified below.

1. Reserve for possible loan losses

- The same self-assessment as in account settlement (including the interim period) is conducted for calculation of reserve for possible loan losses. For the calculation of reserves, expected loss ratio used in last fiscal term is applied.

- Significant subsequent events are considered in classification of claims and calculation of reserves for possible loan

2. Deferred tax assets

- Deferred tax assets are calculated by reflecting the changes in unrealized gains and losses of available-for-sale securities during the 1st quarter to the balance as of the end of the previous financial period.

Overview of Financial Information
for the 3 months ended June 30, 2005

1. Summary of Financial Information

In the consolidated financial results for the 3 months ended June 30, 2005, UFJ posted a gross operating profit of Yen 345.9 billion (down Yen 44.8 billion year on year), an ordinary profit of Yen 142.4 billion (up Yen 263.2 billion) and a net profit of Yen 163.5 billion (up Yen 255.1 billion).
A summary of the results for the subsidiary banks on a combined basis* is as follows.

Gross operating profit decreased by Yen 61.7 billion compared with the same period of the previous year to Yen 258.7 billion. The decrease is attributable to a decline in interest income because of a downturn in loan balance as progress continued in reducing problem loans and smaller gains on domestic bonds.
General and administrative expenses declined steadily by Yen 5.4 billion to Yen 133.5 billion.
As a result, business profit before net transfer to general reserve was down by Yen 56.3 billion to Yen 125.2 billion.

UFJ posted an ordinary profit of Yen 107.0 billion, an increase of Yen 243.9 billion compared with the same period of the previous year. The credit cost was largely down to Yen 10.7 billion, reflecting the fact UFJ had already executed most of the measures for rehabilitating large troubled borrowers in the previous fiscal year.
In addition, further implementation of revival programs for certain large borrowers resulted in an extraordinary gains of Yen 50.5 billion from reversal of reserve for credit losses.

As a result, UFJ posted a net profit of Yen 161.9 billion for the period, an increase of Yen 257.1 billion year on year, after Yen 5.8 billion revaluation loss due to an introduction of impairment accounting for fixed assets from this quarter and deferred income taxes.
Credit-related expenses (the sum of net transfer to general reserve, credit costs for banking and trust accounts, collection of written-off claims, reversal of loan loss reserve, etc.) amounted to a gain of Yen 51.8 billion.

The BIS capital ratios (estimated) for UFJ Holdings, UFJ Bank and UFJ Trust Bank on a consolidated basis, as of June 30, 2005, were 11.18%, 11.30% and 13.30%, respectively.

*Note1: Subsidiary banks on a combined basis means a simple aggregate on a non-consolidated basis of UFJ Bank, UFJ Trust Bank, and three subsidiaries, UFJ Strategic Partner, UFJ Equity Investments and UFJ Trust Equity.
**Note2: Reserves for credit losses include general reserve, specific reserve, and specific reserve for loans to refinancing countries.
According to the accounting standards, gains from reversal of the total reserves for credit losses have to be reported as extraordinary gains.

2. Problem Loans

(Status of Problem Loans under Financial Reconstruction Law)

UFJ achieved significant reduction in problem loans by the end of the last fiscal year and effectively put the problem loan issue behind it. In the 1st quarter, UFJ continued to reduce problem loans. The balance of problem loans, as of June 30, 2005, decreased to around Yen 1.47 trillion on a subsidiary banks combined basis, down by approximately Yen 240 billion from March 31, 2005. As a result, the problem loan ratio also improved, declining by 0.5 points from March 31, 2005 to 3.62% on June 30, 2005.
UFJ will continue to make efforts to reduce problem loans and lower the problem loan ratio in order to further enhance its financial soundness.

(Credit Related Expenses)

In the 1st quarter of the last fiscal year, UFJ formulated measures for rehabilitating large troubled borrowers and set aside significant reserves in order to resolve the problem loan issue quickly.
As mentioned above, most of those measures for rehabilitating large troubled borrowers were implemented in the last fiscal year. As a result UFJ had to incur very little credit costs in this quarter. With the reversal of reserves, credit related expenses resulted in a gain of Yen 51.8 billion, which is Yen 358.0 billion better than that of the same period of the previous year on a subsidiary banks combined basis.

3. Outlook of Financial Results

Considering that the operating profit is expected to accumulate steadily and that certain cost for integration with Mitsubishi Tokyo Financial Group is yet to be incurred, forecasts of the financial results for the interim period ending September 30, 2005, which UFJ released in May 2005, remain unchanged as outlined below.

Forecasts for the interim period ending September 30, 2005 (consolidated)
Ordinary Profit : Yen 260.0 billion
Net Profit : Yen 140.0 billion

CONSOLIDATED BALANCE SHEETS

(Millions of Yen)	As of June 30 2005 (A) (Unaudited)	As of June 30 2004 (B) (Unaudited)	Variance (A) - (B)	As of March 31 2005 (C) (Summary)	Variance (A) - (C)
Assets:					
Cash and Due from Banks	5,251,495	4,572,638	678,857	5,930,442	(678,946)
Call Loans	193,148	659,195	(466,047)	365,723	(172,575)
Receivables under Resale Agreements	2,242,254	658,871	1,583,382	1,778,607	463,646
Collateral Deposits on Securities Borrowed	3,037,401	3,429,289	(391,888)	2,404,996	632,404
Monetary Receivables Bought	381,083	315,621	65,462	398,136	(17,053)
Trading Assets	4,941,923	4,866,884	75,039	5,298,794	(356,870)
Money Held in Trust	47,899	98,779	(50,880)	57,019	(9,119)
Securities	23,296,240	24,127,720	(831,480)	21,770,762	1,525,478
Loans and Bills Discounted	36,492,949	40,958,326	(4,465,377)	37,354,415	(861,466)
Foreign Exchanges	622,875	682,469	(59,593)	653,615	(30,739)
Other Assets	2,661,250	2,232,279	428,971	2,155,598	505,651
Premises and Equipment	613,460	665,049	(51,588)	648,145	(34,684)
Deferred Tax Assets	1,121,741	1,431,530	(309,788)	1,122,422	(680)
Consolidated Adjustment Account	1,538	7,691	(6,152)	3,076	(1,538)
Customers' Liabilities for Acceptances and Guarantees	4,195,891	3,576,483	619,407	4,088,890	107,000
Reserve for Credit Losses	(1,311,399)	(2,394,226)	1,082,827	(1,472,861)	161,462
Reserve for Losses on Securities	(4,249)	(1,354)	(2,895)	(4,125)	(124)
Total Assets	83,785,505	85,887,249	(2,101,744)	82,553,660	1,231,844
Liabilities, Minority Interests and Stockholders' Equity					
Liabilities:					
Deposits	49,963,120	50,891,497	(928,377)	50,725,723	(762,603)
Negotiable Certificates of Deposit	3,237,515	7,127,013	(3,889,498)	3,857,874	(620,358)
Call Money	6,509,118	5,694,947	814,171	4,765,662	1,743,456
Payables under Repurchase Agreements	2,764,622	1,710,368	1,054,253	2,906,021	(141,398)
Collateral Deposits on Securities Loaned	2,662,673	2,645,302	17,371	2,261,850	400,823
Commercial Paper	128,112	312,423	(184,310)	97,638	30,473
Trading Liabilities	4,236,845	2,477,560	1,759,285	3,753,343	483,501
Borrowed Money	1,181,620	1,471,744	(290,123)	1,384,986	(203,365)
Foreign Exchanges	251,211	216,044	35,166	148,942	102,268
Short-term Corporate Bonds	289,100	—	289,100	464,200	(175,100)
Corporate Bonds and Notes	2,509,796	2,694,638	(184,842)	2,564,335	(54,539)
Borrowed Money from Trust Account	1,111,834	1,732,795	(620,960)	1,241,919	(130,085)
Other Liabilities	1,751,074	2,848,147	(1,097,073)	1,457,546	293,527
Reserve for Employee Bonus	4,051	3,794	256	9,895	(5,844)
Reserve for Retirement Benefits	14,004	12,240	1,763	13,537	467
Reserve for Losses on Compensation Claim	2,495	—	2,495	14,522	(12,027)
Other Reserves	386	352	34	322	64
Deferred Tax Liabilities	26,599	23,338	3,260	28,784	(2,185)
Deferred Tax Liabilities for Revaluation Reserve for Land	74,549	76,554	(2,005)	75,230	(680)
Acceptances and Guarantees	4,195,891	3,576,483	619,407	4,088,890	107,000
Total Liabilities	80,914,623	83,515,249	(2,600,626)	79,861,227	1,053,395
Minority Interests	1,516,888	822,936	693,952	1,512,334	4,554
Stockholders' Equity:					
Capital Stocks	1,000,000	1,000,000	—	1,000,000	—
Capital Surplus	—	1,233,731	(1,233,731)	1,233,741	(1,233,741)
Retained Earnings	72,895	(864,518)	937,414	(1,325,433)	1,398,329
Revaluation Reserve for Land, Net of Taxes	109,537	112,534	(2,996)	110,534	(996)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	259,517	163,433	96,084	257,526	1,991
Foreign Currency Translation Adjustments	(85,225)	(94,065)	8,840	(93,579)	8,353
Treasury Stock	(2,733)	(2,051)	(681)	(2,691)	(42)
Total Stockholders' Equity	1,353,992	1,549,062	(195,069)	1,180,098	173,894
Total Liabilities, Minority Interests and Stockholders' Equity	83,785,505	85,887,249	(2,101,744)	82,553,660	1,231,844

Note: Figures have been truncated.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Yen)	1st Quarter of the Fiscal Year ending March 31, 2006 (Unaudited) (A)	ended March 31, 2005 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2005 (Summary)
Revenues:				
Interest Income	249,477	249,523	(45)	1,017,174
Interest on Loans and Bills Discounted	*174,151*	*182,659*	*(8,507)*	*728,580*
Interest on and Dividends from Securities	*42,771*	*45,214*	*(2,442)*	*210,231*
Trust Fees	4,918	4,904	13	51,236
Fees and Commissions	114,586	114,290	295	496,579
Trading Revenue	18,398	12,725	5,672	55,578
Other Operating Income	107,627	151,677	(44,050)	447,650
Other Income	75,953	73,931	2,022	548,499
Total Revenues	570,962	607,054	(36,092)	2,616,719
Expenses:				
Interest Expenses	68,950	50,351	18,598	213,741
Interest on Deposits	*25,332*	*17,725*	*7,606*	*78,802*
Fees and Commissions	19,766	18,274	1,491	71,308
Trading Expenses	-	9,624	(9,624)	1,648
Other Operating Expenses	60,326	54,149	6,177	212,486
General and Administrative Expenses	187,353	184,282	3,070	730,478
Other Expenses	66,340	371,343	(305,003)	1,621,598
Total Expenses	402,736	688,026	(285,289)	2,851,262
Income (Loss) before Income Taxes & Minority Interests	168,225	(80,971)	249,197	(234,542)
Income Taxes (current)	6,257	4,652	1,604	17,871
Income Taxes (deferred)	(4,155)	131	(4,286)	280,121
Minority Interests in Net Income (Loss)	2,596	5,827	(3,231)	21,995
Net Income (Loss)	163,527	(91,583)	255,110	(554,532)

Note: Figures have been truncated.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(Millions of Yen)	1st Quarter of the Fiscal Year ending March 31, 2006 (Unaudited) (A)	1st Quarter of the Fiscal Year ended March 31, 2005 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2005 (Summary)
Capital Surplus				
Balance, at the Beginning of the Period	1,233,741	1,233,725	15	1,233,725
Additions	79	5	74	15
Deductions	1,233,821	-	1,233,821	-
Balance, at the End of the Period	-	1,233,731	(1,233,731)	1,233,741
Retained Earnings				
Balance, at the Beginning of the Period	(1,325,433)	(760,566)	(564,866)	(760,566)
Additions	1,398,329	494	1,397,834	2,528
Deductions	-	104,446	(104,446)	567,395
Balance, at the End of the Period	72,895	(864,518)	937,414	(1,325,433)

Note: Figures have been truncated.

Supplementary to the Financial Information
for the 1st Quarter of the Fiscal Year Ending March 31, 2006

UFJ Holdings, Inc.

TABLE OF CONTENTS

UFJ Holdings, Inc.

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank combined (including UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.) and UFJ Trust Bank combined (including UFJ Trust Equity, Co., Ltd.).

UFJ Bank Limited

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank and two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.).

UFJ Trust Bank Limited

"Combined" means simple aggregate on a non-consolidated basis of UFJ Trust Bank and the subsidiary (UFJ Trust Equity Co., Ltd.).

UFJ Holdings (Consolidated)

1. INCOME STATEMENT FOR THE FIRST QUARTER OF THE FY ENDING MARCH 31, 2006

(Billions of Yen)

		1st Quarter of the FY Ending March 31, 2006 (Unaudited)	1st Quarter of the FY Ended March 31, 2005 (Unaudited)	Variance	FY04 (For Reference)
Gross Operating Profit	A	345.9	401.3	(55.3)	1,577.8
Interest Income	B	180.5	199.1	(18.6)	803.4
Trust Fees (before write-off)	C	4.9	5.5	(0.5)	60.0
Fees & Commissions	D	94.8	96.0	(1.1)	425.2
Trading Revenue	E	18.3	3.1	15.2	53.9
Other Operating Income	F	47.3	97.5	(50.2)	235.1
General and Administrative Expenses (minus)	G	187.3	184.2	3.0	730.4
Net Transfer to General Reserve (minus)	H	-	(418.8)	418.8	-
Nonrecurrent Income & Expenses	I	(16.2)	(756.7)	740.5	(1,344.2)
Gains/Losses on Stocks & Other Equity Securities	J	(7.1)	12.7	(19.8)	(133.6)
Credit Costs	K	(14.1)	(752.1)	738.0	(1,086.3)
Credit Costs (Trust Account)	L	(0.0)	(0.6)	0.5	(8.8)
Trust Account Loss Indemnified	M	-	-	-	(3.0)
Transfer to Reserve for Losses on Compensation Claim	N	0.2	-	0.2	(14.5)
Gains/Losses on Investments under Equity Method	O	2.6	(0.4)	3.0	4.0
Ordinary Profit (Loss)	P	142.4	(120.8)	263.2	(496.8)
Extraordinary Gains/Losses	Q	25.7	39.8	(14.0)	262.2
Collection of Written-off Claims	R	12.4	11.3	1.0	50.9
Reversal from Reserve for Possible Loan Losses	S	45.2	-	45.2	171.7
Gains on Cancellation of Retirement Benefit Trusts	T	-	38.3	(38.3)	38.3
Impairment Losses on Fixed Assets	U	(30.2)	-	(30.2)	-
Income before Income Taxes	V	168.2	(80.9)	249.1	(234.5)
Income Taxes (current)(minus)	W	6.2	4.6	1.6	17.8
Income Taxes (deferred)(minus)	X	(4.1)	0.1	(4.2)	280.1
Minority Interests in Net Income	Y	2.5	5.8	(3.2)	21.9
Net Income (Loss)	Z	163.5	(91.5)	255.1	(554.5)

Credit-related Expenses *(H+K+L+M+R+S)*	AA	43.5	(322.5)	366.0	(875.5)

Note: There is Reversal from Reserve for Possible Loan Losses in the 1st quarter of the Fiscal Year ending March 31, 2006 and is posted as an item in Extraordinary Gains. (column S)

There was Reversal from Reserve for Possible Loan Losses in FY2004 and is posted as an item in Extraordinary Gains. (column S)

UFJ Holdings (Combined for UFJ Bank and UFJ Trust Bank)

2. INCOME STATEMENT FOR THE FIRST QUARTER OF THE FY ENDING MARCH 31, 2006

(Billions of Yen)

		1st Quarter of the FY Ending March 31, 2006 (Unaudited)	1st Quarter of the FY Ended March 31, 2005 (Unaudited)	Variance	FY04 (For Reference)
Gross Operating Profit	A	258.7	320.5	(61.7)	1,299.1
Interest Income	B	153.7	178.5	(24.8)	738.3
Trust Fees (before write-off)	C	5.0	6.2	(1.1)	60.2
Fees & Commissions	D	52.7	53.1	(0.4)	249.4
Trading Revenue	E	6.9	(11.1)	18.0	20.2
Other Operating Income	F	40.4	93.7	(53.3)	230.7
Expenses (minus)	G	133.5	138.9	(5.4)	531.5
Business Profit (before net transfer to general reserve)	H	125.2	181.5	(56.3)	767.5
Excluding Gains & Losses on Bonds	I	86.7	149.0	(62.2)	691.7
Net Transfer to General Reserve (minus)	J	-	(423.6)	423.6	6.5
Business Profit (before write-off in trust account)	K	125.2	605.1	(479.9)	760.9
Gains & Losses on Bonds	L	38.4	32.5	5.9	75.7
Nonrecurrent Income & Expenses	M	(18.2)	(742.0)	723.8	(1,490.5)
Gains/Losses on Stocks & Other Equity Securities	N	(3.7)	15.5	(19.2)	(225.2)
Gains on Sales	O	4.0	17.9	(13.8)	213.2
Losses on Sales	P	(4.6)	(2.1)	(2.4)	(31.9)
Revaluation Losses	Q	(3.1)	(0.2)	(2.8)	(406.5)
Credit Costs	R	(10.7)	(740.0)	729.2	(1,049.8)
Credit Costs (Trust Account)	S	(0.0)	(0.6)	0.5	(8.8)
Trust Account Loss Indemnified	T	-	-	-	(3.0)
Transfer to Reserve for Losses on Securities	U	(0.0)	(0.0)	(0.0)	(64.5)
Transfer to Reserve for Losses on Compensation Claim	V	0.2	-	0.2	(14.5)
Ordinary Profit (Loss)	W	107.0	(136.8)	243.9	(729.5)
Extraordinary Gains/Losses	X	54.6	41.0	13.5	322.8
Collection of Written-off Claims	Y	12.1	10.8	1.2	58.9
Reversal from Reserve for Possible Loan Losses	Z	50.5	-	50.5	220.3
Reversal from Reserve for Losses on Supports to Specific Borrowers	AA	-	0.0	(0.0)	-
Gains on Cancellation of Retirement Benefit Trusts	AB	-	38.3	(38.3)	38.3
Impairment Losses on Fixed Assets	AC	(5.8)	-	(5.8)	-
Income before Income Taxes	AD	161.6	(95.8)	257.5	(406.6)
Income Taxes (current)(minus)	AE	0.7	0.1	0.5	1.2
Income Taxes (deferred)(minus)	AF	(1.0)	(0.8)	(0.2)	273.9
Net Income (Loss)	AG	161.9	(95.1)	257.1	(681.9)

Credit-related Expenses *(J+R+S+T+Y+Z+AA)*	AH	51.8	(306.1)	358.0	(789.0)

Notes There is Reversal from Reserve for Possible Loan Losses in the 1st quarter of the Fiscal Year ending March 31, 2006 for UFJ Bank and UFJ Trust and is posted as an item in Extraordinary Gains. (column Z)

There was Reversal from Reserve for Possible Loan Losses in FY2004 for UFJ Bank and was posted as an item in Extraordinary Gains (colum Z)

There was Reversal from Reserve for Losses on Supports to Specific Borrowers in the 1st quarter of the Fiscal Year ending March 31, 2005 for UFJ Bank and is posted as an item in Extraordinary Gains. (column AA)

UFJ HOLDINGS

3. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Bankrupt / Quasi-bankrupt	A	156.9	175.7	271.3
Doubtful	B	570.1	677.3	2,787.9
Sub-standard	C	748.8	863.2	1,565.3
Total Problem Loans	D	1,475.8	1,716.2	4,624.6

Notes

1. Figures as of Jun. 30, 2005 and Jun. 30,2004 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Jun. 30, 2005 and Jun. 30, 2004. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Loans to Sub-standard Borrowers (C is included)	E	946.7	1,053.4	1,729.7
Other Special Mention	F	2,333.5	2,258.4	2,379.9
Normal	G	36,746.4	37,467.0	37,965.9
Total (A+B+E+F+G)	H	40,753.7	41,632.0	45,134.9
Problem Loan Ratio (D/H)	I	3.62%	4.12%	10.24%

4. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Jun. 30, 2005 *	Mar. 31, 2005	Sept. 30, 2005 **
(1) Capital Ratio	11.18%	10.39%	Appx. 10.5%
(2) Tier I	2,493.8	2,313.4	
(3) Tier II (Amount included in Total Capital)	2,364.6	2,278.6	
(4) Deducted Items	81.4	78.9	
(5) Total Capital (2)+(3)-(4)	4,776.9	4,513.1	
(6) Risk-Weighted Assets	42,689.9	43,405.9	

* Estimated Amount

** Forecasted Amount

5. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Jun. 30, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Mar. 31, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Jun. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	19,462.3	333.8	478.6	144.8	18,015.3	331.2	500.0	168.8	20,562.9	250.9	562.9	312.0
(a) Stocks	*1,851.3*	*365.3*	*422.3*	*56.9*	*1,872.2*	*389.0*	*437.4*	*48.4*	*2,304.3*	*456.2*	*511.9*	*55.6*
(b) Bonds	*14,737.4*	*(16.4)*	*14.9*	*31.3*	*13,779.9*	*(24.9)*	*27.0*	*51.9*	*14,649.6*	*(191.1)*	*9.3*	*200.5*
(c) Others	*2,873.5*	*(15.0)*	*41.4*	*56.4*	*2,363.2*	*(32.8)*	*35.5*	*68.4*	*3,608.9*	*(14.1)*	*41.7*	*55.8*

Notes:
1. Unrealized gain/loss as of June 30, 2005 and June 30, 2004 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

(Billions of Yen)	As of Jun. 30, 2005 Book Value	Net	Unrealized Gain	Unrealized Loss	As of Mar. 31, 2005 Book Value	Net	Unrealized Gain	Unrealized Loss	As of Jun. 30, 2004 Book Value	Net	Unrealized Gain	Unrealized Loss
Investments in subsidiaries and affiliates	*139.8*	*22.0*	*31.2*	*9.1*	*139.8*	*39.3*	*43.6*	*4.2*	*137.7*	*(7.5)*	4.7	12.3

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Domestic Individual Deposits	25,975.9	25,626.5	26,713.8
Demand Deposits	15,054.3	14,574.2	14,964.0
Time Deposits	10,479.7	10,604.8	11,271.0
Domestic Corporate Deposits	17,849.0	18,586.6	17,176.5
Demand Deposits	13,195.5	13,671.7	12,256.8
Time Deposits	3,681.6	3,700.6	3,938.2
Other Domestic Deposits	2,425.6	2,744.9	3,144.2
Demand Deposits	1,409.5	1,691.9	1,474.9
Time Deposits	489.1	314.1	429.4
Trust Principal	1,441.3	1,605.0	2,187.5
Domestic Individuals	640.7	688.2	824.0
Domestic Corporations	800.6	916.7	1,363.5

Domestic Loans	33,963.5	34,955.1	38,487.6
Banking Account	33,454.8	34,409.0	37,804.9
Trust Account	508.7	546.0	682.7

Notes:
1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. *'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated* Money Trusts and Loan Trusts whose principal is indemnified.

UFJ Bank (Combined for UFJ Bank, UFJSP and UFJEI)

1. INCOME STATEMENT FOR THE FIRST QUARTER OF THE FY ENDING MARCH 31, 2006 (Billions of Yen)

		1st Quarter of the FY Ending March 31, 2006 (Unaudited)	1st Quarter of the FY Ended March 31, 2005 (Unaudited)	Variance	FY04 (For Reference)
Gross Operating Profit	A	235.1	294.9	(59.8)	1,140.3
Interest Income	B	148.0	170.8	(22.7)	707.1
Fees & Commissions	C	42.3	42.8	(0.4)	190.5
Trading Revenue	D	6.8	(11.3)	18.1	19.4
Other Operating Income	E	37.8	92.6	(54.7)	223.2
Expenses (minus)	F	116.2	120.1	(3.9)	460.1
Business Profit (before net transfer to general reserve)	G	118.8	174.7	(55.8)	680.2
Excluding Gains & Losses on Bonds	H	83.1	143.3	(60.2)	611.4
Net Transfer to General Reserve (minus)	I	-	(403.8)	403.8	-
Business Profit	J	118.8	578.5	(459.7)	680.2
Gains & Losses on Bonds	K	35.7	31.4	4.3	68.8
Nonrecurrent Income & Expenses	L	(14.4)	(682.4)	668.0	(1,386.7)
Gains/Losses on Stocks & Other Equity Securities	M	(2.4)	15.5	(18.0)	(212.0)
Gains on Sales	N	3.9	17.4	(13.4)	198.4
Losses on Sales	O	(4.5)	(1.6)	(2.8)	(30.4)
Revaluation Losses	P	(1.8)	(0.1)	(1.6)	(380.1)
Credit Costs	Q	(9.1)	(682.2)	673.0	(992.1)
Transfer to Reserve for Losses on Securities	R	(0.0)	(0.0)	(0.0)	(63.9)
Ordinary Profit (Loss)	S	104.4	(103.8)	208.3	(706.4)
Extraordinary Gains/Losses	T	50.0	41.6	8.4	326.1
Collection of Written-off Claims	U	12.1	10.7	1.3	57.8
Reversal from Reserve for Possible Loan Losses	V	45.5	-	45.5	220.3
Reversal from Reserve for Losses on Supports to Specific Borrowers	W	-	0.0	(0.0)	-
Gains on Cancellation of Retirement Benefit Trusts	X	-	38.3	(38.3)	38.3
Impairment Losses on Fixed Assets	Y	(5.5)	-	(5.5)	-
Income before Income Taxes	Z	154.5	(62.2)	216.7	(380.3)
Income Taxes (current)(minus)	AA	0.7	0.1	0.5	1.2
Income Taxes (deferred)(minus)	AB	(1.0)	(0.8)	(0.2)	227.9
Net Income (Loss)	AC	154.8	(61.5)	216.4	(609.4)

Credit-related Expenses *(I+Q+U+V+W)*	AD	48.4	(267.7)	316.2	(714.0)

Notes There is Reversal from Reserve for Possible Loan Losses in the 1st quarter of the Fiscal Year ending March 31, 2006 and is posted as an item in Extraordinary Gains. (column V)

There was Reversal from Reserve for Possible Loan Losses in FY2004 and was posted as an item in Extraordinary Gains. (colum V)

There was Reversal from Reserve for Losses on Supports to Specific Borrowers in the 1st quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column W)

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Jun. 30, 2005		Mar. 31, 2005		Jun. 30, 2004	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Bankrupt / Quasi-bankrupt	A	142.7	146.4	158.6	160.9	244.9	224.5
Doubtful	B	550.8	550.4	656.3	655.8	2,382.3	2,357.3
Sub-standard	C	698.7	698.7	807.2	807.2	1,482.8	1,462.2
Total Problem Loans	D	1,392.2	1,395.5	1,622.2	1,624.0	4,110.1	4,044.1

Notes

1. Figures as of Jun. 30, 2005 and Jun. 30, 2004 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Jun. 30, 2005 and Jun. 30, 2004. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Jun. 30, 2005		Mar. 31, 2005		Jun. 30, 2004	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Loans to Sub-standard Borrowers (C is included)	E	886.7	886.7	988.2	988.2	1,630.4	1,609.6
Other Special Mention	F	2,114.6	2,113.3	2,028.1	2,025.0	2,020.9	2,018.8
Normal	G	34,202.0	34,189.9	34,717.4	34,704.8	35,412.7	35,406.6
Total (A+B+E+F+G)	H	37,896.9	37,886.8	38,548.7	38,534.9	41,691.5	41,617.0
Problem Loan Ratio (D/H)	I	3.67%	3.68%	4.20%	4.21%	9.85%	9.71%

3. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Jun. 30, 2005 *	Mar. 31, 2005	Sept. 30, 2005 **
(1) Capital Ratio	11.30%	10.48%	10.5% to 11.0%
(2) Tier I	2,320.0	2,124.0	
(3) Tier II (Amount included in Total Capital)	2,209.6	2,110.9	
(4) Deducted Items	76.4	73.4	
(5) Total Capital (2)+(3)-(4)	4,453.3	4,161.5	
(6) Risk-Weighted Assets	39,393.9	39,680.0	

* Estimated Amount

** Forecasted Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Jun. 30, 2005				As of Mar. 31, 2005				As of Jun. 30, 2004			
	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	17,634.2	297.4	406.2	108.8	16,149.5	291.7	425.4	133.7	18,483.2	233.5	487.8	254.2
(a) Stocks	*1,474.6*	*314.6*	*351.6*	*37.0*	*1,488.1*	*333.3*	*364.4*	*31.1*	*1,900.9*	*404.9*	*441.8*	*36.8*
(b) Bonds	*13,385.8*	*(11.5)*	*13.3*	*24.9*	*12,416.1*	*(17.6)*	*25.9*	*43.6*	*13,119.3*	*(166.1)*	*5.8*	*172.0*
(c) Others	*2,773.8*	*(5.6)*	*41.1*	*46.8*	*2,245.2*	*(23.9)*	*34.9*	*58.9*	*3,462.8*	*(5.1)*	*40.1*	*45.3*

Notes:

1. Unrealized gain/loss as of Jun. 30, 2005 and Jun. 30, 2004 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows. We have no held-to-maturity bond with market value.

(Billions of Yen)	As of Jun. 30, 2005				As of Mar. 31, 2005				As of Jun. 30, 2004			
	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss
Investments in subsidiaries and affiliates	*139.8*	*22.0*	*31.2*	*9.1*	*139.8*	*39.3*	*43.6*	*4.2*	*137.7*	*(7.5)*	4.7	12.3

<UFJ Bank, excluding 2 subsidiaries>

(Billions of Yen)	As of Jun. 30, 2005				As of Mar. 31, 2005				As of Jun. 30, 2004			
	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	17,281.7	248.0	355.4	107.4	15,799.7	238.1	370.2	132.0	18,187.7	186.8	440.1	253.2
(a) Stocks	*1,122.3*	*265.2*	*300.8*	*35.6*	*1,138.6*	*279.7*	*309.2*	*29.5*	*1,606.0*	*358.2*	*394.1*	*35.8*
(b) Bonds	*13,385.6*	*(11.5)*	*13.3*	*24.9*	*12,415.8*	*(17.6)*	*25.9*	*43.6*	*13,118.8*	*(166.2)*	*5.8*	*172.0*
(c) Others	*2,773.8*	*(5.6)*	*41.1*	*46.8*	*2,245.2*	*(23.9)*	*34.9*	*58.9*	*3,462.8*	*(5.1)*	*40.1*	*45.3*

Notes:

1. Unrealized gain/loss as of Jun. 30, 2005 and Jun. 30, 2004 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows. We have no held-to-maturity bond with market value.

(Billions of Yen)	As of Jun. 30, 2005				As of Mar. 31, 2005				As of Jun. 30, 2004			
	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss
Investments in subsidiaries and affiliates	*139.8*	*22.0*	*31.2*	*9.1*	*139.8*	*39.3*	*43.6*	*4.2*	*137.7*	*(7.5)*	4.7	12.3

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

		Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Domestic Individual Deposits		24,083.9	23,719.0	24,616.8
	Demand Deposits	14,663.0	14,188.7	14,589.8
	Time Deposits	9,018.7	9,092.2	9,555.7
Domestic Corporate Deposits		17,142.9	17,890.1	16,369.3
	Demand Deposits	12,867.3	13,309.1	11,835.6
	Time Deposits	3,319.1	3,374.0	3,570.1
Other Domestic Deposits		2,286.1	2,594.9	3,071.2
	Demand Deposits	1,401.0	1,687.9	1,466.9
	Time Deposits	382.9	226.7	370.3

		Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Domestic Loans		31,191.5	31,953.7	35,123.6
	UFJ Bank (excl.UFJSP &UFJEI)	31,173.4	31,932.4	35,049.3

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ Trust Bank (Combined for UFJ Trust Bank and UFJTE)

1. INCOME STATEMENT FOR THE FIRST QUARTER OF THE FY ENDING MARCH 31, 2006 (Billions of Yen)

		1st Quarter of the FY Ending March 31, 2006 (Unaudited)	1st Quarter of the FY Ended March 31, 2005 (Unaudited)	Variance	FY04 (For Reference)
Gross Operating Profit (before write-off in trust account)	A	23.6	25.5	(1.9)	158.7
Trust Fees (before write-off)	B	5.0	6.2	(1.1)	60.2
Interest Income	C	5.6	7.7	(2.0)	31.2
Fees & Commissions	D	10.3	10.3	0.0	58.8
Trading Revenue	E	0.0	0.1	(0.1)	0.8
Other Operating Income	F	2.5	1.1	1.4	7.5
Expenses (minus)	G	17.2	18.7	(1.4)	71.4
Business Profit (before net transfer to general reserve)	H	6.3	6.7	(0.4)	87.2
Excluding Gains & Losses on Bonds	I	3.6	5.6	(1.9)	80.2
Net Transfer to General Reserve (minus)	J	-	(19.7)	19.7	6.5
Business Profit (before write-off in trust account)	K	6.3	26.5	(20.2)	80.6
Gains & Losses on Bonds	L	2.6	1.1	1.5	6.9
Nonrecurrent Income & Expenses	M	(3.8)	(59.5)	55.7	(103.7)
Gains/Losses on Stocks & Other Equity Securities	N	(1.2)	(0.0)	(1.2)	(13.1)
Gains on Sales	O	0.1	0.4	(0.3)	14.7
Losses on Sales	P	(0.1)	(0.5)	0.3	(1.4)
Revaluation Losses	Q	(1.2)	(0.0)	(1.2)	(26.4)
Credit Costs	R	(1.5)	(57.7)	56.1	(57.6)
Credit Costs (Trust Account)	S	(0.0)	(0.6)	0.5	(8.8)
Trust Account Loss Indemnified	T	-	-	-	(3.0)
Transfer to Reserve for Losses on Compensation Claim	U	0.2	-	0.2	(14.5)
Ordinary Profit (Loss)	V	2.5	(32.9)	35.5	(23.1)
Extraordinary Gains/Losses	W	4.5	(0.6)	5.1	(3.2)
Collection of Written-off Claims	X	0.0	0.1	(0.1)	1.1
Reversal from Reserve for Possible Loan Losses	Y	5.0	-	5.0	-
Impairment Losses on Fixed Assets	Z	(0.2)	-	(0.2)	-
Income before Income Taxes	AA	7.1	(33.5)	40.7	(26.3)
Income Taxes (current)(minus)	AB	0.0	0.0	0.0	0.0
Income Taxes (deferred)(minus)	AC	-	-	-	46.0
Net Income (Loss)	AD	7.1	(33.6)	40.7	(72.4)

Credit-related Expenses *(J+R+S+T+X+Y)*	AE	3.4	(38.4)	41.8	(75.0)

Note: Business profit in column H is the figure before write-off in trust account and net transfer to general reserve.

Due to trust accounts, settlement of which are concentrated in September and March, trust fees and business profit in the 1st and 3rd quarters tend to be smaller than those in the 2nd and 4th quarters.

There is Reversal from Reserve for Possible Loan Losses in the 1st quarter of the Fiscal Year ending March 31, 2006 and was posted as an item in Extraordinary Gains. (column Y)

UFJ TRUST BANK

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Non-consolidated)

(Billions of Yen)

			Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
	Banking Account	A	12.4	15.3	17.8
	Trust account	B	1.7	1.7	8.5
Bankrupt/Quasi-bankrupt		C	14.1	17.1	26.3
	Banking Account	D	15.6	16.5	367.5
	Trust account	E	3.6	4.4	37.9
Doubtful		F	19.2	20.9	405.5
	Banking Account	G	37.6	44.4	69.2
	Trust account	H	12.4	11.5	13.2
Sub-standard		I	50.0	56.0	82.5
	Banking Account	J	65.7	76.3	454.6
	Trust account	K	17.8	17.7	59.7
Total Problem Loans		L	83.5	94.0	514.4

Notes

1. Figures as of Jun. 30, 2005 and Jun. 30, 2004 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Jun. 30, 2005 and Jun. 30, 2004. Above figures are presented net of direct write-offs.
2. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

			Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
	Banking Account	M	45.6	51.6	83.2
	Trust account	N	14.3	13.6	16.0
Loans to Sub-standard Borrowers ("I" is included)		O	60.0	65.2	99.3
	Banking Account	P	189.0	200.1	295.7
	Trust account	Q	29.8	30.1	63.2
Other Special Mention		R	218.9	230.2	358.9
	Banking Account	S	2,085.5	2,253.5	2,002.1
	Trust account	T	458.8	496.1	551.0
Normal		U	2,544.4	2,749.6	2,553.2
	Banking Account	V	2,348.3	2,537.2	2,766.5
	Trust account	W	508.4	546.0	676.8
Total (C+F+O+R+U)		X	2,856.8	3,083.2	3,443.4

		Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Problem Loan Ratio (L/X)	Y	2.92%	3.05%	14.93%

3. RISK ADJUSTED CAPITAL RATIOS (Consolidated, Domestic Standards)

(Billions of Yen)

	Jun. 30, 2005 *	Mar. 31, 2005	Sept. 30, 2005 **
(1) Capital Ratio	13.30%	11.93%	12.0% to 12.5%
(2) Tier I	295.2	309.3	
(3) Tier II (Amount included in Total Capital)	161.6	143.2	
(4) Deducted Items	87.9	88.5	
(5) Total Capital (2)+(3)-(4)	368.9	363.9	
(6) Risk-Weighted Assets	2,773.0	3,050.8	

* Estimated Amount

** Forecasted Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Jun. 30, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Mar. 31, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Jun. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,828.1	36.4	72.4	35.9	1,865.8	39.5	74.6	35.1	2,079.6	17.3	75.1	57.7
(a) Stocks	*376.7*	*50.7*	*70.6*	*19.9*	*384.0*	*55.6*	*72.9*	*17.3*	*403.3*	*51.3*	*70.1*	*18.8*
(b) Bonds	*1,351.6*	*(4.8)*	*1.5*	*6.4*	*1,363.7*	*(7.2)*	*1.0*	*8.3*	*1,530.2*	*(24.9)*	*3.4*	*28.4*
(c) Others	*99.7*	*(9.4)*	*0.2*	*9.6*	*117.9*	*(8.8)*	*0.5*	*9.4*	*146.0*	*(8.9)*	*1.5*	*10.5*

Notes:

1. Unrealized gain/loss as of Jun. 30, 2005 and Jun. 30, 2004 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

<UFJ Trust Bank, excluding UFJ Trust Equity>

(Billions of Yen)	As of Jun. 30, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Mar. 31, 2005 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Jun. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,680.6	28.8	60.0	31.2	1,716.5	30.8	62.1	31.3	1,936.1	6.1	63.0	56.8
(a) Stocks	*229.1*	*43.1*	*58.3*	*15.1*	*234.8*	*47.0*	*60.5*	*13.5*	*259.8*	*40.1*	*58.0*	*17.8*
(b) Bonds	*1,351.6*	*(4.8)*	*1.5*	*6.4*	*1,363.7*	*(7.2)*	*1.0*	*8.3*	*1,530.2*	*(24.9)*	*3.4*	*28.4*
(c) Others	*99.7*	*(9.4)*	*0.2*	*9.6*	*117.9*	*(8.8)*	*0.5*	*9.4*	*146.0*	*(8.9)*	*1.5*	*10.5*

Notes:

1. Unrealized gain/loss as of Jun. 30, 2005 and Jun. 30, 2004 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-consolidated)

(Billions of Yen)

	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004
Domestic Individual Deposits	1,892.0	1,907.4	2,097.0
Demand Deposits	391.2	385.5	374.1
Time Deposits	1,461.0	1,512.6	1,715.2
Domestic Corporate Deposits	706.1	696.4	807.1
Demand Deposits	328.2	362.6	421.1
Time Deposits	362.4	326.6	368.1
Other Domestic Deposits	139.5	150.0	73.0
Demand Deposits	8.4	3.9	7.9
Time Deposits	106.1	87.4	59.1
Trust Principal	1,441.3	1,605.0	2,187.5
Domestic Individuals	640.7	688.2	824.0
Domestic Corporations	800.6	916.7	1,363.5

Domestic Loans	2,772.0	3,001.3	3,364.0
Banking Account	2,263.2	2,455.3	2,681.3
Trust Account	508.7	546.0	682.7

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

6. BALANCE SHEETS (TRUST ACCOUNT) (Non-consolidated)

(Billions of Yen)	As of Jun. 30 2005	As of Mar. 31 2005	As of Jun. 30 2004
Assets:			
Loans and Bills Discounted	594.3	634.4	756.5
Securities	13,149.7	13,296.5	13,435.9
Beneficiary Rights in Trust	12,643.4	12,110.1	12,632.2
Securities in Trust	281.8	386.7	462.8
Securities Lent	-	498.0	979.3
Money Claims	3,274.9	3,274.6	2,936.5
Premises and Equipment	2,738.8	2,612.3	1,846.2
Superficies	16.5	16.5	8.8
Leasing Rights on Land	14.1	14.8	22.0
Other Claims	447.6	819.2	1,179.5
Call Loans	459.9	426.7	470.0
Lending Money to Banking Account	1,225.3	1,337.9	1,846.0
Cash and Due from Banks	493.3	705.6	972.6
Others	0.0	-	-
Total Assets	35,340.3	36,133.9	37,548.8
Liabilities:			
Money Trusts	7,810.0	7,888.1	8,077.6
Pension Trusts	3,838.7	4,015.5	4,615.0
Property Formation Trusts	4.5	4.4	4.5
Loan Trusts	449.3	525.6	666.8
Investment Trusts	12,634.1	12,102.3	12,611.7
Money in Trusts Other than Money Trusts	931.4	916.8	790.4
Securities in Trust	351.7	1,628.6	2,822.3
Money Claims in Trust	3,381.8	3,342.4	2,946.6
Equipment in Trust	51.3	63.4	100.7
Real Estate in Trust	63.1	63.4	93.2
Leasing Rights on Land in Trust	0.2	0.2	0.2
Composite Trusts	5,823.6	5,582.7	4,819.1
Other Trusts	0.0	0.0	0.0
Total Liabilities	35,340.3	36,133.9	37,548.8

Notes:

Figures in the above balance sheets include the trust assets under the Service-Shared Co-Trusteeship with The Master Trust Bank of Japan. (Amount of which was Yen 11,265.4 billion as of Jun. 30, 2005, Yen 11,144.0 billion as of Mar. 31, 2005 and Yen 12,057.2 billion as of Jun. 30, 2004)